UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Financial Strategies Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31772T 107
(CUSIP Number)

Alexander V. Schinzing, Managing Member

FSC Sponsor LLC

c/o Financial Strategies Acquisition Corp.

2626 Cole Avenue, Suite 300

Dallas, Texas 75204

(972) 560-4815
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
FSC Sponsor LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,435,038 (1)(2)(3)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,435,038 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,435,038 (1)(2)(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.7
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Represents 200,000 shares of Class A Common Stock (as defined below) underlying the Units (as defined below) and 1,235,038 Founder Shares (as defined below). The Founder Shares were converted into shares of the Issuer’s Class A Common Stock on December 1, 2022, as described in the Issuer’s Current Report on Form 8-K (File No. 001-41133) filed on December 1, 2022, and have no expiration date.

(2) The shares disclosed in footnote (1) include 375,000 Founder Shares directly held by Caliente Management L.L.C. (“Caliente”) and 85,038 Founder Shares directly held by Frio Investments L.L.C. (“Frio”). FSC Sponsor LLC (“FSC Sponsor”) is the managing member of, and may be deemed to beneficially own securities held by, Caliente and Frio. FSC Sponsor indirectly has sole voting and dispositive power over the securities held by Caliente and Frio.

(3) Excludes (i) 200,000 shares of Class A Common Stock issuable upon the exercise of 200,000 Warrants (as defined below) underlying the Units (as defined below), (ii) 20,000 shares of Class A Common Stock issuable upon the conversion of 200,000 Rights (as defined below) underlying the Units in connection with the Issuer’s initial business combination and (iii) up to 60,000 shares of Class A Common Stock underlying the private units issuable upon conversion of the Extension Note (as defined below) following the Issuer’s initial business combination. The Warrants will become exercisable on the later of (a) the completion of the Issuer’s initial business combination and (b) 12 months from the effective date of the Issuer’s registration statement, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

1		NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alexander V. Schinzing
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,101,250 (1)(2)(3)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,101,250 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,101,250 (1)(2)(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.3
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents 250,000 shares of Class A Common Stock (as defined below) and 1,851,250 Founder Shares (as defined below). The Founder Shares were converted into shares of the Issuer’s Class A Common Stock on December 1, 2022, as described in the Issuer’s Current Report on Form 8-K (File No. 001-41133 filed on December 1, 2022, and have no expiration date.

(2) The shares disclosed in footnote (1) include (i) 775,000 Founder Shares and 200,000 shares of Class A Common Stock directly held by FSC Sponsor, (ii) 200,000 Founder Shares and 50,000 shares of Class A Common Stock directly held by Celtic Sponsor VII LLC (“Celtic Sponsor VII”), (iii) 416,212 Founder Shares directly held by Celtic Asset & Equity Partners, Ltd. (“Celtic A&E”), (iv) 375,000 Founder Shares directly held by Caliente and (v) 85,038 Founder Shares directly held by Frio.

FSC Sponsor is the managing member of, and may be deemed to beneficially own securities owned by, Caliente and Frio. Mr. Schinzing is the managing member of FSC Sponsor and Celtic A&E and the manager of Celtic Sponsor VII. Therefore, Mr. Schinzing may be deemed to beneficially own securities owned by FSC Sponsor, Celtic Sponsor VII, Celtic A&E, Caliente and Frio. Mr. Schinzing indirectly has sole voting and dispositive power over the securities held by FSC Sponsor, Celtic Sponsor VII, Celtic A&E, Caliente and Frio.

(3) Excludes (i) 250,000 shares of Class A Common Stock issuable upon the exercise of 250,000 Warrants (as defined below) underlying the Units (as defined below), (ii) 25,000 shares of Class A Common Stock issuable upon the conversion of 250,000 Rights (as defined below) underlying the Units in connection with the Issuer’s initial business combination and (iii) up to 60,000 shares of Class A Common Stock underlying the private units issuable upon conversion of the Extension Note (as defined below) following the Issuer’s initial business combination. The Warrants will become exercisable on the later of (a) the completion of the Issuer’s initial business combination and (b) 12 months from the effective date of the Issuer’s registration statement, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D Amendment No. 1”) amends the information provided in the Statement on Schedule 13D filed on December 17, 2022 (the “Original Schedule 13D” and, as amended by this Schedule 13D Amendment No. 1, the “Schedule 13D”). This Schedule 13D Amendment No. 1 amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Schedule 13D Amendment No. 1, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Responses to each item of this Schedule 13D Amendment No. 1 are incorporated by reference into the response to each other item, as applicable.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

a.	This Schedule 13D is being filed by Alexander V. Schinzing and FSC Sponsor (collectively, the “Reporting Persons”).

b.	The business address of Mr. Schinzing and the principal business office of FSC Sponsor is 2626 Cole Ave., Suite 300, Dallas, TX 75204.

c.	The principal business of FSC Sponsor is investing in securities, including securities of the Issuer. Mr. Schinzing’s principal occupation is serving as chief executive officer of the Issuer. The principal business of the Issuer is operating as a company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The Issuer’s address is 2626 Cole Ave., Suite 300, Dallas, TX 75204.

d.	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	FSC Sponsor is a limited liability company organized under the laws of the State of Delaware. Mr. Schinzing is a citizen of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The response to Item 6 of this Schedule 13D under the heading “Extension Note” is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

CEO Appointment

On January 27, 2023, Mr. Schinzing was appointed as chief executive officer of the Issuer.

Extension Note

The response to Item 6 of this Schedule 13D under the heading “Extension Note” is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b)

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The following table sets forth the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof. These amounts are calculated on the basis of a total of 4,016,968 shares of the Issuer’s Class A Common Stock outstanding as of January 31, 2023, which includes: (i) 617,018 shares of Class A Common Stock included in the units issued in the IPO and remaining outstanding following the Redemptions (as defined below), (ii) 2,501,250 shares of Class A Common Stock issued upon the Conversion (as defined below), (iii) 504,950 shares of Class A Common Stock underlying the Units issued pursuant to the Private Placement Units Purchase Agreement, (iv) 373,750 shares of Class A Common Stock issued to the representative of the underwriters in the IPO and (v) 20,000 shares of Class A Common Stock sold to a consultant of Celtic (the “Purchaser”) pursuant to a securities purchase agreement entered into by and between the Issuer and the Purchaser on August 17, 2022.

Conversion

On December 1, 2022, the holders of all of the issued and outstanding shares of the Issuer’s Class B Common Stock comprising the Founder Shares converted such shares into an aggregate of 2,501,250 shares of Class A Common Stock (the “Conversion”).

Redemptions

On December 9, 2022, the stockholders of the Issuer redeemed an aggregate of 9,387,982 shares of the Issuer’s Class A Common Stock included in the units issued in the IPO for cash (the “Redemptions”) in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to extend the deadline for the Issuer to consummate an initial business combination from 12 months (or 18 months, as applicable) from the closing of its IPO to up to 24 months from the closing of its IPO (the “Extension Amendment”). Following the Redemptions, an aggregate of 4,016,968 shares of the Company’s Class A Common Stock remained issued and outstanding. Accordingly, although neither Mr. Schinzing nor FSC Sponsor acquired additional shares of Class A Common Stock in connection with the Redemptions, following the Redemptions the percentage of the Class A Common Stock owned by Mr. Schinzing and FSC Sponsor increased to 52.3% and 35.7%, respectively.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FSC Sponsor LLC	1,435,038	35.7%	1,435,038	0	1,435,038	0
Alexander V. Schinzing	2,101,250	52.3%	2,101,250	0	2,101,250	0

(c) Except as set forth in Item 4 and Item 6 of this Schedule 13D, the Reporting Persons neither beneficially own, nor have acquired or disposed of, any shares of Class A Common Stock during the last 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by the Reporting Persons other than the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Extension Note

On December 9, 2022,  the Issuer issued an unsecured promissory note in the principal amount of $600,000 (the “Extension Note”) to an affiliate of Celtic A&E, Temmelig Investor LLC, a Delaware limited liability company (“Temmelig”), pursuant to which Temmelig agreed to loan to the Issuer up to $600,000 in connection with the Extension Amendment. As of February 1, 2023, $100,000 was outstanding under the Extension Note. Mr. Schinzing is the manager of Temmelig. The Extension Note does not bear interest and matures upon the earlier of (a) the closing of an initial business combination and (b) the Issuer’s liquidation. In the event the Issuer does not consummate an initial business combination, the Extension Note will be repaid only from amounts remaining outside of the trust account of the Issuer, if any. Upon the consummation of an initial business combination, Temmelig may elect to convert any portion or all of the amount outstanding under the Extension Note into private units of the Issuer, each consisting of one share of Class A Common Stock, one warrant to purchase one share of Class A Common Stock and one right to receive one-tenth of one share of Class A Common Stock upon the consummation of an initial business combination, at a conversion price of $10.00 per private unit. Such private units will be identical to the Units issued to FSC Sponsor and Celtic Sponsor VII pursuant to the Private Placement Units Purchase Agreement at the time of the IPO.

This description of the Extension Note is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 8 hereto.

Item 7 MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit	Description

8	Promissory Note, dated December 9, 2022, issued to Temmelig Investor LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 13, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

FSC Sponsor LLC

By:	/s/ Alexander V. Schinzing
Name: Alexander V. Schinzing
Title: Managing Member

Dated: February 1, 2023

By:	/s/ Alexander V. Schinzing
Name: Alexander V. Schinzing